FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  November..........................................   , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... November 21, 2008.......	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Results of Tender Offer by Subsidiary

November 18, 2008

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Results of Tender Offer by Subsidiary

Canon Inc. hereby gives notice that Canon Electronics Inc., a subsidiary of Canon Inc., completed the tender offer for the shares certificates of the common stock of Asia Pacific System Research Co., Ltd. (Securities code: 4727, listed on Jasdaq Securities Exchange) as described in the attached document. Canon Electronics Inc. resolved the commencement of the tender offer at its board of directors’ meeting held on October 14, 2008 and carried out the tender offer from October 15, 2008 to November 17, 2008.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

November 18, 2008

Company Name:	Canon Electronics Inc.
Representative:	Hisashi Sakamaki
President and Representative Director
(Securities Code:	7739,
First Section of the Tokyo Stock Exchange)
Contact Person:	Yoshinari Omori
Senior Managing Director
(Tel: +81-3-5419-3800)
ANNOUNCEMENT CONCERNING RESULTS OF TENDER OFFER
FOR SHARES OF ASIA PACIFIC SYSTEM RESEARCH CO., LTD
Canon Electronics Inc. (the “Company” or the “Tender Offeror”) adopted a resolution to acquire the share certificates of the common stock of Asia Pacific System Research Co., Ltd. (Securities code: 4727, Jasdaq Securities Exchange, the “Target Company”) by tender offer (the “Tender Offer”) at a board of directors’ meeting held on October 14, 2008. The Company hereby announces as follows the results of the Tender Offer that commenced on October 15, 2008 and concluded on November 17, 2008.
1.	Overview of Tender Offer
(1)	Name and Address of Tender Offeror

Canon Electronics Inc. 1248 Shimokagemori, Chichibu-shi, Saitama-ken, Japan

(2)	Name of Target Company

Asia Pacific System Research Co., Ltd.

(3)	Class of Share Certificates, etc. subject to Tender Offer, etc. and Expected Number of Share Certificates, etc. of Tender Offer

Class of Share Certificates, etc. of Tender Offer to be purchased:	Common Stock
Number of Share Certificates, etc. of Tender Offer to be purchased:

(i)	Expected number to be purchased as converted to shares	5,507,400 shares
(ii)	Minimum number to be purchased as converted to shares	5,507,400 shares
(iii)	Maximum number to be purchased as converted to shares	- shares

(Note 1)

In case the total number of the shares tendered does not reach the “Minimum number to be purchased as converted to shares” (i.e. 5,507,400 shares. Hereinafter referred to as the “Expected Number to be Purchased”), the

Company will not purchase any tendered share certificates, etc. In case the total of the shares tendered reaches or exceeds the Expected Number to be Purchased, the Company will purchase all of the tendered share certificates, etc.

(Note 2)

The maximum number of the share certificates, etc. of the Target Company to be purchased in the Tender Offer is 9,001,725. This is the total number of shares issued of the Target Company as of June 23, 2008 (9,002,200 shares) described in the 40th half-year report of the Target Company (submitted on June 23, 2008) minus the number of treasury shares of the Target Company as of March 31, 2008 (475 shares) on the same report.

(Note 3)

Odd lot shares are also covered in the Tender Offer. However, the share certificates thereof shall be delivered at the time of the tender. (If such share certificates are deposited at the Japan Securities Depository Center, Inc. through Agent for the Tender Offer (Nikko Cordial Securities Inc.), such delivery of the share certificates is not required.). In case of a request to purchase odd lot shares by a shareholder pursuant to the Corporate Law, the Target Company may purchase its own shares in accordance with the prescribed procedure during the Tender Offer Period and the purchase price thereof shall be that as specified in the Target Company’s share treatment regulation.

(Note 4)	The treasury shares held by the Target Company are not to be purchased in the Tender Offer.
(4)	Period of the Tender Offer

From Wednesday, October 15, 2008 to Monday, November 17, 2008 (23 business days)

(5)	Purchase Price in the Tender Offer

650 yen per share of common stock
2.	Results of the Tender Offer
(1)	Status of the Tender

(i)	Expected number to be purchased as converted to shares	5,507,400 shares
(ii)	Minimum number to be purchased as converted to shares	5,507,400 shares
(iii)	Maximum number to be purchased as converted to shares	- shares
(iv)	Number of share certificates, etc. tendered	7,909,651 shares
(v)	Number of share certificates, etc. to be purchased, etc.	7,909,651 shares
(2)	Completion of the Tender Offer

A total of 7,909,651 shares were tendered in the Tender Offer. As the total number of share certificates, etc. in the Tender Offer was not less than the minimum number to be purchased if converted to shares (5,507,400 shares), as described in the “Public Notice of Commencement of Tender Offer” and the “Tender Offer Registration Statement,” all of the tendered share certificates, etc will be purchased.

(3)	Changes in Holding Ratio of Share Certificates, etc. after the Tender Offer

Number of voting rights of the share certificates, etc. owned by the Company before the Tender Offer	-Units		(Holding ratio of share certificates, etc. before the Tender Offer
			- %)
Number of voting rights of the shares owned by specially related parties before the Tender Offer	55,074	Units	(Holding ratio of share certificates, etc. before the Tender Offer
			61.18%)
Number of voting rights of the share certificates, etc. owned by the Company after the Tender Offer	79,096	Units	(Holding ratio of share certificates, etc. after the Tender Offer
			87.87%)
Number of voting rights of the shares owned by specially related parties after the Tender Offer	-	Units	(Holding ratio of share certificates, etc. after the Tender Offer
			- %)
Total Number of voting rights of all shareholders of the Target Company (as of March 31, 2008)	90,003	Units

(Note 1)

[Number of voting rights of the share certificates, etc. owned by specially related persons before the purchase] means the total number of voting rights of the share certificates, etc. owned by each specially related person.

(Note 2)

[Number of voting rights of all shareholders of the Target Company] means the number of voting rights of all shareholders in the Target Company as of March 31, 2008, as described in the Target Company’s 40th half-year report (submitted on June 23, 2008). However, because the odd lot shares are also covered by the Tender Offer, the denominator for calculating the [Holding ratio of share certificates, etc. before the Tender Offer] and the [Holding ratio of share certificates, etc. after the Tender Offer] is the number of voting rights of 9,001,725 shares calculated to be 90,017 units, which is determined by subtracting the number of treasury shares of the Target Company (475 shares) as of March 31, 2008, described in the above report, from number of issued shares (9,002,200 shares) as of June 23, 2008, per the above report.

(Note 3)	The [Holding ratio of share certificates, etc. before the Tender Offer] and the [Holding ratio of share certificates, etc. after the Tender Offer] are rounded off to second decimal place.

(4)	Calculation of Tender Offer by Proportional Allocation Method

Not applicable

(5)	Funds Required for the Tender

Approximately 5,141 million yen

(6)	Method of Settlement and Commencement Date
(i)	Name and Address of Head Office of Securities Companies, Banks, etc. in Charge of Settlement of the Tender Offer

Nikko Cordial Securities Inc. 3-3-1 Marunouchi, Chiyoda-Ku, Tokyo Japan

(ii)	Commencement Date of the Settlement

Friday, November 21, 2008

(iii)	Settlement Method

After the expiration of the Tender Offer Period, notification regarding the purchase in the Tender Offer shall be mailed to the address or place of business of subscribed shareholders without delay. (In the case the shareholder is a foreigner, it shall be mailed to their standing agent.)

The purchase price shall be paid in cash. The agent of the Tender Offer shall remit the purchase price of the purchased share certificates, etc. to the places designated by the tendered shareholders (in the case a foreign shareholder, their standing agent) in accordance with the instruction of the tendered shareholders.

3.	Policy after the Tender Offer and Future Outlook

The Company will dispatch one person designated by the Company to be appointed as a statutory auditor of the Target Company at the ordinary general meeting of the shareholders of the Target Company to be held in December of 2008. At present, the Company has no intention to purchase additional shares of the Target Company after the Tender Offer and intends to maintain the listing of the shares of the Target Company after the Tender Offer.

As a result of the Tender Offer, the Target Company’s shares have not fallen under the delisting criteria set by Jasdaq Securities Exchange, Inc. and the probability to fall thereunder is not high. If the probability where the Target Company’s shares fall under the delisting criteria, the policy on how to deal with the situation will be carefully considered.

The Tender Offer’s influence on the operating results of the Company during the fiscal term of 2008 will be slight.

4.	Location at which a Copy of the Tender Offer Report is available to the Public

Canon Electronics Inc. 1248 Shimokagemori, Chichibu-shi, Saitama-ken, Japan

Jasdaq Securities Exchange, Inc. 1-5-8 Nihonbashi-kayabacho, Chuo-ku, Tokyo, Japan